Exhibit 99.1

Ballard Reports Q1 2018 Results

•	Revenue of $20.1 million and 33% Gross Margin

VANCOUVER, May 1, 2018 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) today announced consolidated financial results for the first quarter ended March 31, 2018. All amounts are in U.S. dollars unless otherwise noted and have been prepared in accordance with International Financial Reporting Standards (IFRS).

"Q1 results were consistent with the type of start to 2018 we had anticipated and our typically slower first half of a year," said Randy MacEwen, President and CEO. "At the same time, the underlying growth in our Q1 results is masked by significant one-time revenue in the first quarter of 2017. Our outlook for the full year remains unchanged."

Mr. MacEwen noted, "During the quarter we made important progress across key market applications to support long-term growth and profitability. Continued execution of our strategy, including focus on key market opportunities in China, Europe, the U.S. and Japan resulted in revenue of $20.1 million and gross margin of 33% for the quarter, along with a solid order book and robust sales pipeline for 2018 deliveries and 2019 scaling."

Mr. MacEwen continued, "The convergence of key global megatrends – specifically decarbonization, air quality and electrification of propulsion – has surfaced important opportunities for our highly-disruptive and field-proven technology in a growing array of transport applications. This is particularly the case where long range, rapid refueling, heavy payload and full route flexibility are customer requirements, such as in key bus and commercial truck markets. In addition, during Q1 we saw strong evidence of expanding future demand for fuel cells in a range of applications, including buses, commercial trucks, material handling equipment, unmanned vehicles, trains and marine vessels, across a number of geographic regions."

Mr. MacEwen concluded, "We expect these emerging opportunities to support continued scaling of the underlying business as we advance toward sustainable profitability."

Q1 2018 Financial Highlights
(all comparisons are to Q1 2017 unless otherwise noted)

•	Total revenue was $20.1 million in the quarter, a year-over-year decrease of 11%.
•	The Power Products platform generated revenue of $12.4 million in the quarter, an increase of 11%:
•	Heavy Duty Motive revenue was $9.3 million, an increase of 29% resulting from shipments of membrane electrode assemblies (MEAs) to the company's joint venture operation in China for use in the manufacture and assembly of FCvelocity®-9SSL fuel cell stacks;
•	Revenue from the Portable Power market was $2.4 million, an increase of 100% due primarily to Power Manager product shipments for use by U.S. Special Operations Command, following late-2017 receipt of Milestone C in the program of record;
•	Material Handling revenue was $0.4 million, a decline of 81% due to a reduction in fuel cell stack shipments to Plug Power; and
•	Telecom Backup Power revenue was $0.3 million, a decrease of $0.2 million
•	The Technology Solutions platform generated revenue of $7.7 million in the quarter, a decrease of 33%, as Q1 2017 revenue included $6.2 million in one-time high margin revenue related to technology transfer and engineering support associated with the establishment of the company's 10%-owned stack joint venture operation in China.
•	Gross margin was 33% in Q1, a decline of 9-points due primarily to the contribution of high margin Technology Solutions revenue in Q1 2017, as previously referenced.
•	Cash operating costs[2] were $10.7 million in the quarter, an 8% increase primarily attributable to higher research and product development expenditures related to next-generation products as well as a stronger Canadian dollar relative to the U.S. dollar, since a significant amount of cash operating costs are denominated in Canadian dollars.
•	Adjusted EBITDA[2] was ($3.8) million, compared to ($0.7) million in Q1 2017, as a result of lower revenue and gross margin and higher cash operating costs.
•	Both net loss and adjusted net loss were ($5.5) million in the quarter, declines of 87%.
•	Both net loss per share and adjusted net loss per share[2] were ($0.03), declines of 84%.
•	Cash used by operating activities was ($7.2) million, a decline of 133%, reflecting cash operating loss of ($2.8) million and use in working capital of ($4.4) million, which increased primarily to support expected 2018 product deliveries.
•	Cash reserves were $52.5 million at March 31, 2018, decreases of 23% from the end of Q1 2017 and 13% from the end of the prior quarter.
•	During Q1 Ballard received $20.7 million in new orders and delivered orders valued at $20.1 million, thereby adding modestly to the Order Backlog from the prior quarter, ending Q1 at $220.0 million. The 12-month Order Book increased significantly from the prior quarter, to $89.0 million at end-Q1.

Q1 2018 Highlights

Bus

•	Subsequent to the quarter received a purchase order from Van Hool NV for 40 FCveloCity®-HD modules to power buses, planned for deployment in Germany under the Joint Initiative for hydrogen Vehicles across Europe (JIVE) funding program. Ballard expects to begin shipping modules in the second half of 2018, with initial bus deployments expected in 2019.

Commercial Truck

•	Announced the planned deployment of 500 licensed fuel cell electric commercial trucks, all using Ballard FCvelocity®-9SSL fuel cell stacks, in Shanghai, China during 2018. This is believed to be the largest planned deployment of fuel cell-powered trucks anywhere in the world.
•	Signed a contract with CALSTART for a Ballard 30 kilowatt (kW) FCveloCity®-MD fuel cell module to be used in a trial and development program involving UPS Class-6 delivery vans operating in California's South Coast Air Basin.
•	A Kenworth Truck Company hybrid Class-8 drayage truck using a Ballard FCveloCity®-MD 85kW fuel cell module successfully completed initial road testing by pulling a shipping container through highway conditions in the Pacific Northwest. A demonstration program is planned at the Ports of Los Angeles and Long Beach.

Train

•	Siemens AG announced receipt of approximately €12 million in funding to support development of a zero-emission fuel cell light rail train, called Mireo. Ballard previously signed a multi-year Development Agreement with Siemens for development of a 200kW fuel cell module to power the Mireo, with a contemplated value of $9 million to Ballard.

Marine

•	Subsequent to the quarter announced that two FCveloCity®-MD 30kW modules were successful integrated and tested in a hybrid marine application by a consortium including Yanmar Co. Ltd. as part of a program to develop safety guidelines for hydrogen fuel cell-powered boats operating in Japan's restricted coastal waters. The modules were previously provided to Yanmar by Toyota Tsusho Corporation under a Distribution Agreement with Ballard.

Material Handling

•	Following the quarter, signed a multi-year Master Supply Agreement with Hyster-Yale Group encompassing the supply of minimum annual volumes of Ballard FCgen®-1020 air-cooled fuel cell stacks for use in powering Class-3 forklift trucks as well as support on the design of a fuel cell electric propulsion system to power these lift trucks.
•	Signed a multi-year $4.2 million Technology Solutions program with an unnamed strategic customer to develop an ultra-high durability, high performance air-cooled fuel cell stack for use in a number of target market applications, including Class-3 forklift trucks as well as stationary continuous and backup power.
•	Received a follow-on purchase order from Nisshinbo Holdings to progress a previously announced Technology Solutions program, focused on development of Non Precious Metal Catalyst-based fuel cell stacks for use in commercial material handling applications, to the next stage.

Unmanned Vehicle

•	Announced a collaboration program with Cellula Robotics to demonstrate a fuel cell for long range autonomous underwater vehicles, funded by an award on behalf of Canada's Department of National Defence.

Power Manager

•	Following the late-2017 receipt of Milestone C in the program of record, Ballard's subsidiary Protonex received two purchase orders totaling $3.5 million for the supply of Squad Power Manager (SPM-622) Special Operations Kits, including a $1.6 million purchase order for end customer U.S. Special Operations Command and a $1.9 million purchase order to support U.S. Army Security Force Assistance Brigades (SFAB). All deliveries are expected to be completed in 2018.

Backup Power

•	Following the quarter, Toyota Tsusho Corporation announced the sale of 5 Ballard FCgen®-H2PM backup power systems, under its Distribution Agreement with Ballard, to be used as part of a renewable emergency power system installed under the Soma Revitalization Smart Community Construction Project in Japan's Fukushima Prefecture.

Other

•	Received ISO14001:2015 certification at the Company's Vancouver operations through the establishment of an internal environmental management system that will support the company's environmental objectives.

Q1 2018 Financial Summary

(Millions of U.S. dollars)	Three months ended March 31,
	2018	2017	% Change
REVENUE
Fuel Cell Products & Services Revenue:[1]
Heavy Duty Motive	9.3	7.2	29%
Portable Power	2.4	1.2	100%
Material Handling	0.4	2.2	-81%
Backup Power	0.3	0.5	-42%
Sub-Total	$12.4	$11.1	11%
Technology Solutions	7.7	11.5	-33%
Total Fuel Cell Products & Services Revenue	$20.1	$22.7	-11%
PROFITABILITY
Gross Margin $	$6.6	$9.6	-31%
Gross Margin %	33%	42%	-9-points
Operating Expenses	$12.7	$12.0	5%
Cash Operating Costs[2]	$10.7	$10.0	8%
Adjusted EBITDA[2]	($3.8)	($0.7)	-488%
Net Income (Loss)	($5.5)	($2.9)	-87%
Earnings Per Share	($0.03)	($0.02)	-84%
Adjusted Net Loss[2]	($5.5)	($2.9)	-87%
Adjusted Net Loss per share[2]	($0.03)	($0.02)	-84%
CASH
Cash Used by Operating Activities:
Cash Operating Income (Loss)	($2.8)	($1.2)	-135%
Working Capital Changes	($4.4)	($1.9)	-131%
Cash Used By Operating Activities	($7.2)	($3.1)	-133%
Cash Reserves	$52.5	$68.0	-23%

For a more detailed discussion of Ballard Power Systems' first quarter 2018 results, please see the company's financial statements and management's discussion & analysis, which are available at www.ballard.com/investors, www.sedar.com and www.sec.gov/edgar.shtml.

Conference Call
Ballard will hold a conference call on Wednesday, May 2, 2018 at 8:00 a.m. Pacific Time (11:00 a.m. Eastern Time) to review its first quarter 2018 operating results. The live call can be accessed by dialing +1.604.638.5340. Alternatively, a live audio and slide webcast can be accessed through a link on Ballard's homepage (www.ballard.com). Following the call, the audio webcast and presentation materials will be archived in the 'Earnings, Interviews & Presentations' area of the 'Investors' section of Ballard's website (www.ballard.com/investors).

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

Important Cautions Regarding Forward-Looking Statements
This release contains forward-looking statements concerning projected revenue growth, product shipments, gross margin, Adjusted EBITDA, cash operating expenses and product sales. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand. For a detailed discussion of the factors and assumptions that these statements are based upon, and factors that could cause our actual results or outcomes to differ materially, please refer to Ballard's most recent management discussion & analysis. Other risks and uncertainties that may cause Ballard's actual results to be materially different include general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. These forward-looking statements are provided to enable external stakeholders to understand Ballard's expectations as at the date of this release and may not be appropriate for other purposes. Readers should not place undue reliance on these statements and Ballard assumes no obligation to update or release any revisions to them, other than as required under applicable legislation.

Endnotes:

[1] We report our results in the single operating segment of Fuel Cell Products and Services. Our Fuel Cell Products and Services segment consists of the sale and service of PEM fuel cell products for our power product markets of Heavy Duty Motive (consisting of bus, truck, rail and marine applications), Portable Power, Material Handling and Backup Power, as well as the delivery of Technology Solutions, including engineering services, technology transfer and the license and sale of our extensive intellectual property portfolio and fundamental knowledge for a variety of fuel cell applications.

[2] Note that Cash Operating Costs, EBITDA, Adjusted EBITDA and Adjusted Net Income (Loss), are non GAAP measures. Non GAAP measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Ballard believes that Cash Operating Costs, EBITDA, Adjusted EBITDA and Adjusted Net Income (Loss) assist investors in assessing Ballard's operating performance. These measures should be used in addition to, and not as a substitute for, net income (loss), cash flows and other measures of financial performance and liquidity reported in accordance with GAAP. For a reconciliation of Cash Operating Costs, EBITDA, Adjusted EBITDA and Adjusted Net Income (Loss) to the Consolidated Financial Statements, please refer to Ballard's Management's Discussion & Analysis.

Cash Operating Costs measures operating expenses excluding stock based compensation expense, depreciation and amortization, impairment losses or recoveries on trade receivables, restructuring charges, unrealized gains or losses on foreign exchange contracts, acquisition costs and financing charges. EBITDA measures net loss attributable to Ballard Power Systems Inc. excluding finance expense, income taxes, depreciation of property, plant and equipment, and amortization of intangible assets. Adjusted EBITDA adjusts EBITDA for stock based compensation expense, transactional gains and losses, asset impairment charges, unrealized gains or losses on foreign exchange contracts, finance and other income, and acquisition costs. Adjusted Net Income (Loss) measures net income (loss) attributable to Ballard from continuing operations, excluding transactional gains and losses, asset impairment charges, and acquisition costs.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Guy McAree, +1.604.412.7919, investors@ballard.com or media@ballard.com

CO: Ballard Power Systems Inc.

CNW 19:30e 01-MAY-18